EXHIBIT 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Quarterly Report of The Aristotle Corporation (the "Company") on Form 10-Q for the period ended September 30, 2004, as filed with the Securities and Exchange Commission (the "SEC") on the date hereof (the "Report"), I, Steven B. Lapin, President and Chief Operating Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

November 10, 2004

/s/ Steven B. Lapin

Steven B. Lapin
President and Chief
Operating Officer
(Principal Executive
Officer)